UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. Two)*

Corus Entertainment Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

220874101
(CUSIP Number)

June 30, 2005
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only)
Bluewater Investment Management Inc.

(2)	Check the Appropriate Box if a Member of a Group
(a) [ ] (b) [ ]
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Toronto, Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power: 2,077,370
	(6)	Shared Voting Power: Nil
	(7)	Sole Dispositive Power: 2,077,370
	(8)	Share Dispositive Power: Nil
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,077,370
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

(11)	Percent of Class Represented by Amount in Row (9) 5.11%
(12)	Type of Reporting Person CO

Item 1	(a)	Name of Issuer: Corus Entertainment Inc.

	(b)	Address of Issuer's Principal Executive Offices:
BCE Place/Bay-Wellington Tower Suite 1630 181 Bay Street Toronto, Ontario Canada M5J 2T3

Item 2	(a)	Name of Persons Filing: Bluewater Investment Management Inc.

(b)	Address of Principal Business Office:
Suite 1502, Box 63 150 King Street West Toronto, Ontario Canada M5H 1J9

(c)	Citizenship: Organized in Toronto, Ontario, Canada

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 220874101

Item 3	If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ] Broker or dealer registered under Section 15 of the Act;
	(b)	[ ] Bank as defined in section 3(a)(6) of the Act;
	(c)	[ ] Insurance Company as defined in section 3(a)(19) of the Act;
	(d)	[ ] Investment Company registered under section 8 of the Investment Company Act;
	(e)	[X] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act
	(j)	[ ] Group, in accordance with Rule 13d-1(b)(1) (ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

Item 4.	Ownership.

	(a)	Amount beneficially owned: 2,077,370

	(b)	Percent of Class: 5.11%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote:	2,077,370
	(ii)	Shared power to vote or to direct the vote:	Nil
	(iii)	Sole power to dispose or to direct the disposition of :	2,077,370
	(iv)	Shared power to dispose or to direct the disposition of:	Nil

Item 5	Ownership of Five Percent or Less of a Class: [ ]
xx

This amended Schedule 13G is being filed to correct errors in the amended Schedule 13G filing submitted by the Reporting Person with respect to the Issuer on July 12, 2005.  In the July 12, 2005 filing, the Reporting Person erroneously checked the box in response to Item #5, indicating that beneficial ownership of the subject shares of the Issuer had decreased to 5% or less when, in fact, the Reporting Person's beneficial ownership of the subject shares of the issuer never decreased to 5% or less.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
N/A

Item 7	Identification and Classification of Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company:
N/A

Item 8	Identification and Classification of Members of the Group:
N/A

Item 9	Notice of Dissolution of Group:
N/A

Item 10	Certification:

	(a)	The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participation in any transaction having that purpose or effect.

	(b)	The following certification shall be included if the statement is filed pursuant to 240.13d-1(c):

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participation in any transaction having that purpose or effect.

Signature.

                          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	August 11, 2005

Signature:	/s/ Dina DeGeer

Name/Title:	Dina DeGeer

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).